

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2022

Peter J. Arduini
Chief Executive Officer
GE Healthcare Holding LLC
500 W. Monroe Street
Chicago, IL 60661

> **Re: GE Healthcare Holding LLC**
> **Amendment No. 1 to Draft Registration Statement on Form 10**
> **Submitted September 13, 2022**
> **CIK No. 0001932393**

Dear Mr. Arduini:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form 10

Information Statement Summary, page 1

1. We note your revised disclosure to prior comment 2 and reissue in part. Please further balance your summary by providing an equally prominent disclosure that you expect to assume significant liabilities with respect to pension and other postretirement plans.

Russia and Ukraine Conflict, page 133

2. We note the portion of your response to prior comment 11 that you have discontinued sales and services to all government and military customers in Russia. If true, please disclose this portion of your response in this section.

3.   As requested by prior comment 12, please describe in your filing the extent and nature of the role of the board of directors in overseeing risks related to Russia's invasion of Ukraine, also address in your response any risks related to supply/chain/suppliers/service providers in affected regions and revise your disclosure if appropriate.

<u>Policy and Procedures Governing Related Party Transactions, page 197</u>

4.   We note your revisions in response to prior comment 15. However, your revisions do not appear to address the standards that will be applied in deciding whether to approve a related party transaction. For example, you do not state whether any related party transaction would only be approved if it was on the same basis as an arms' length transaction. Please further revise to provide such disclosure.

You may contact Kristin Lochhead at 202-551-3664 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: John C. Kennedy, Esq.